

August 24, 2015

<u>Via E-mail</u>
Mr. Christopher Daniels
Chief Executive Officer
EF Hutton America, Inc.
77 Water Street, 7th Floor
New York, NY 10005

Re: EF Hutton America, Inc.
Form 8-K Dated April 24, 2015
Filed August 20, 2015
File No. 000-55175

Dear Mr. Daniels:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief